As filed with the Securities and Exchange Commission on December 29, 1995
                                            Registration No. 33-


                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                               Form S-3

                        REGISTRATION STATEMENT
                                Under
                      THE SECURITIES ACT OF 1933

                          RENTRAK CORPORATION

               (Exact name of Registrant as specified in charter)

Oregon                   7227 N.E. 55th Avenue                93-0780536
(State of incorporation) Portland, Oregon 97218             (I.R.S. Employer
                         (Address of principal executive  Identification Number)
                          offices)

                    Telephone Number: (503) 284-7581

                     F. Kim Cox
                     Executive Vice President
                     Rentrak Corporation
                     7227 N.E. 55th Avenue
                     Portland, Oregon 97218
                     (Name and address of agent for service)
                     Telephone Number: (503) 284-7581

   Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
                                                        Proposed       Proposed    Amount of
    Title of Each Class of Securities   Amount to be     Maximum       Maximum     Registrat
             to be Registered            Registered     Offering      Aggregate     ion Fee
                                                        Price Per      Offering
                                                         Share          Price

   Common Stock, $0.001 par value(1)      878,000         $4.75       $4,170,500     $834
                                           shares

   Preferred Share Purchase Rights(2)     878,000          (2)           (2)         $100


   (1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) on the basis of the average of the high and low prices of the Registrant's common stock as reported on the Nasdaq
         National Market on December 27, 1995.
   (2)   Rights are attached to and trade with Common Stock of the Company.
         The value attributable to such Rights, if any, is reflected in the market price of the Common Stock. Fee paid represents the minimum statutory fee pursuant to Section 6(b) of the Securities Act of 1933.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
   Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


   PROSPECTUS

                                 878,000 Shares
                               RENTRAK CORPORATION
                         Common Stock ($.001 par value)

   This Prospectus relates to 878,000 shares of Common Stock (the "Shares") of Rentrak Corporation (the "Company") to be offered from time to time by certain shareholders of the Company named in this Prospectus (the "Selling Shareholders"). All of the Shares offered hereunder are to be sold on behalf of the Selling Shareholders, and the Company will not receive any proceeds from the sale of the Shares. The Company has been advised that the Selling Shareholders expect to offer the Shares in the over-the-counter market on the Nasdaq National Market, through negotiated transactions or otherwise, or in private transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at prices otherwise negotiated. The aggregate proceeds to the Selling Shareholders from the sale of the Shares will be the purchase price of the Shares sold less the aggregate brokers' commissions, if any. By agreement, the Company will pay substantially all of the expenses incident to the registration of the Shares. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"), in connection with the sale of the Shares hereunder. See "Selling Shareholders" and "Plan of Distribution."

   See "Risk Factors" commencing on page six for certain considerations relevant to an investment in the common stock.

   The Shares were issued by the Company to the Selling Shareholders pursuant to the Asset Purchase Agreement dated August 25, 1995 (the "Supercenter Agreement") by and among the Company, Supercenter Entertainment Corporation, a Delaware corporation ("Supercenter"), and Jack Silverman. See "The Company" and "Selling Shareholders."

   The Common Stock of the Company is traded on the over-the-counter Nasdaq National Market under the symbol "RENT." On December 28, 1995 the last reported sale price for the Common Stock of the Company as reported on the Nasdaq National Market was $4.75 per share.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
                 COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY
                    OF THIS PROSPECTUS. ANY REPRESENTATION TO
                       THE CONTRARY IS A CRIMINAL OFFENSE.

   The date of this Prospectus is December 29, 1995


                              AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") in accordance therewith. Such reports, proxy statements and other information concerning the Company are available for inspection and copying at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at certain of its Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1450, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

   The Company has filed a registration statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act concerning the Shares covered by this Prospectus. This Prospectus omits certain information and exhibits included in the Registration Statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549.

   The Company's Common Stock is traded on the over-the-counter market on the Nasdaq National Market. Reports and other information concerning the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., at 1735 K Street, N.W., Washington, D.C. 20006. The Company furnishes its shareholders with annual reports containing financial statements audited by its independent auditors and with quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

   INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

   The following documents filed by the Company with the Commission are incorporated by reference in this Prospectus:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1995.

   2. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1995.
   3. The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995.

   4.    The Company's 1995 Proxy Statement.

   5. The Company's Current Reports on Form 8-K dated as of May 18, 1995 (filed on June 2, 1995), August 25, 1995 (filed on September 1, 1995), August 31, 1995 (filed on September 15, 1995) and August 31,
         1995 (filed on November 14, 1995).

   6. The description of the Common Stock of the Company which is contained in the Registration Statement on Form 8-A of the Company filed pursuant to the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

   All documents and any definitive proxy statements filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof.

   Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained in the Registration Statement and this Prospectus or any other subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company hereby undertakes to provide without charge to each person to whom this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates by reference). Requests should be directed to: F. Kim Cox, Executive Vice President, Rentrak Corporation, 7227 N.E. 55th Avenue, Portland, Oregon 97218; (503) 284-7581.

   No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information and representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any state to any person to whom it is unlawful to make such offer in such state. Neither the delivery of this Prospectus nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof or that any information contained herein is correct as to any time subsequent to its date.


   TABLE OF CONTENTS

   Available Information   . . . . . . . . . . . . . . . . . . . . . . . . . 2
   Incorporation of Certain Information by Reference   . . . . . . . . . . . 2
   The Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 4
   Risk Factors  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 6
   Selling Shareholders  . . . . . . . . . . . . . . . . . . . . . . . . .  10
   Plan of Distribution  . . . . . . . . . . . . . . . . . . . . . . . . .  11
   Legal Matters   . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
   Experts   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11


   THE COMPANY

   The Company's primary business is the distribution of pre-recorded video cassettes to home video specialty stores under its Pay Per Transaction program. In addition, the Company operates a number of "store within a store" retail video outlets which rent and sell video cassettes in Wal-Mart and K-Mart stores. The Company also operates a number of retail stores which sell professional and college licensed sports apparel merchandise. Unless the context otherwise requires, all references herein to the Company refer to Rentrak Corporation and its wholly owned subsidiaries.

   PPT System. The Company distributes pre-recorded video cassettes ("Cassettes") principally to home video specialty stores under its Pay Per Transaction program (the "PPT System"). The PPT System enables home video specialty stores and other retailers, including grocery stores and convenience stores, who rent Cassettes to consumers ("Retailers") to obtain Cassettes at a significantly lower initial cost than if they purchased the Cassettes from conventional video distributors. Under the PPT System, after the Retailer pays a processing fee (the "Processing Fee") to the Company and is approved for participation in the PPT System, Cassettes are leased to the Retailer for a one-time fee (the "Handling Fee") plus a percentage of revenues generated by Retailers from rentals or sales to consumers (the "Transaction Fee"). The Company pays the appropriate owner of the Cassette's distributions rights, usually motion picture producers, licensees or distributors ("Program Suppliers") fees which are calculated based upon the Company's revenues from Retailers. The anticipated benefit to the Retailer is a higher volume of rental transactions, as well as a reduction in capital cost and risk. The anticipated benefit to the Program Supplier is an increase in the total number of Cassettes shipped, resulting in increased revenues and opportunity for profit. The anticipated benefit to the consumer is the potential of finding more copies of certain newly released hit titles and a greater selection of other titles at Retailers participating in the PPT System. The Company markets its PPT System throughout the United States and Canada. The Company also owns a twenty-five percent interest in a Japanese corporation which markets a similar system to video retailers in Japan.

   To participate in the PPT System, Retailers must have approved computer software and hardware to process all of their rental and sale transactions. The Company's Rentrak Profit Maker Software resides on the Retailers' point of sale computer system and transmits a record of PPT transactions to the Company over a telecommunications network and assists the Retailer in ordering newly released titles and in managing Cassette inventory. The Company's computer systems process these transactions and transmit information to Retailers on new titles.

   Retail Video "Store Within A Store" Outlets -- BlowOut Video and Entertainment One, Inc. In a series of acquisitions culminating in May 1995, the Company acquired a fifty-seven percent (57%) interest in Entertainment One, Inc., an Illinois corporation ("E-1"). E-1 operates "store within a store" retail video outlets which rent and sell video cassettes, video games, computer games and programs, and CD-ROM titles in Wal-Mart Supercenter stores under the trade name "BlowOut Video." The Company also holds additional convertible debt of E-1 which, if fully converted, would increase its interest in E-1 to approximately ninety-three percent (93%). As of September 30, 1995, E-1 operated 70 stores in Wal-Mart Supercenter stores, all of which are participating retailers in the PPT System. As of September 30, 1995, only 22 of the E-1 stores had been open for more than a year, and E-1 had not generated a profit.

   On August 31, 1995, the Company acquired certain assets of Supercenter Entertainment Corporation, a Delaware corporation ("Supercenter"), consisting of 45 retail video "store within a store" outlets in Wal-Mart Supercenter stores and 25 retail video outlets in K-Mart and K-Mart "SuperK" stores. Like the E-1 outlets, the acquired stores are operated under the trade name "BlowOut Video" and are participating Retailers in the PPT System. These operations were significantly expanded over the last year and to date have not generated a profit.

   Together, the Company and E-1 are the sole operators of the "store within a store" video outlets in Wal-Mart stores and the largest operator of "store within a store" outlets in K-Mart stores.  The Company and E-1 have each entered into master leases with Wal-Mart.  The Company has also entered into a master lease with K-Mart.  Each individual video outlet lease under the Wal-Mart and K-Mart master leases is for a five-year term with an option to extend for an additional five years.  Although the master leases do not require the Company or E-1 to open additional video outlets in either Wal-Mart or K-Mart stores, and do not require Wal-Mart or K-Mart to lease additional video outlets to either the Company or E-1, E-1 has committed to Wal-Mart to open video outlets within 45 Supercenters in 1996.

   Wal-Mart has recently announced that it intends to open 110 Supercenters during 1996. Assuming Wal-Mart consents to leasing additional video outlets in such stores and assuming sufficient capital resources are available to the Company or E-1, it is the Company's intention to open, or to cause E-1 to open, additional video outlets in substantially all, if not all, of such Supercenters. It is anticipated that the Company and E-1 each will incur substantial opening and start-up costs in connection with the opening of additional stores (currently estimated to be $80,000 to $100,000 per store), and there can be no assurance that the Company's or E-1's "store within a store" video operations will generate a profit in the
   foreseeable future.   The retail video business currently is operated
   through four wholly owned subsidiaries of the Company and E-1. The Company plans to reorganize its retail video business by combining three of the wholly owned subsidiaries and E-1 into one entity that would be owned by Rentrak and the other shareholders of E-1.

   Sports Apparel Retailing - The Pro Image, Inc. and Team Spirit, Inc. As of December 1, 1995, the Company, through its wholly owned subsidiaries, The Pro Image, Inc. ("TPI") and Team Spirit, Inc. ("Team Spirit"), owned or franchised approximately 240 retail outlets which sell sports-oriented products and apparel featuring products licensed by college and professional sports teams. The Company's sports apparel retail outlets are primarily located in 45 states and Canada. The Company also has a limited number of franchised stores in Mexico, Germany and Japan.

   The Company was incorporated in Oregon in 1977 and until September 1988 operated under the name "National Video, Inc." Initially, the Company's principal business activity was the sale of franchises for the operation of video specialty stores. In September 1988, the Company sold its franchise operations in order to develop the PPT System, which is now the Company's primary business. The Company's principal executive offices are located at 7227 N.E. 55th Avenue, Portland, Oregon 97218 ((503) 284-7581).


   RISK FACTORS

   In addition to the material contained, or incorporated by reference elsewhere, in this Prospectus, investors should carefully consider the following factors.

   PPT Business

   Dependence on PPT System. A substantial portion of the Company's revenues (approximately 71% in fiscal year 1995) are derived from the PPT System. The Company began to market the program in January 1989. Although the Company has continued to expand its distribution system, there can be no assurance that the Company will be able to continue to market the PPT System successfully or that the Company will realize profits from its operations in the future.

   Acquisition of Cassettes for Distribution. The Company's success depends, among other things, on its ability to provide a sufficient quantity and variety of Cassettes to Retailers. This in turn depends on the willingness of Program Suppliers to supply the Company with Cassettes on acceptable terms and conditions. The Company's existing arrangements with Program Suppliers are of varying duration, scope and formality. In the six month period ended September 30, 1995, Cassettes supplied by the Company's two largest Program Suppliers (the "Major Suppliers") accounted for twenty-eight percent (28%) and seventeen percent (17%) of its revenues, respectively. Cassettes from no other Program Supplier accounted for more than ten percent (10%) of the Company's revenues during the same period. During the last three years, the Company has not experienced any material difficulty in acquiring Cassettes which are suitable for the Company's markets on acceptable terms and conditions from Program Suppliers. Moreover, the Company continues to seek involvement of additional Program Suppliers. Based upon existing commitments from Program Suppliers and past experience, the Company currently has, and believes that for the reasonably foreseeable future it will have, an adequate supply of Cassettes, on acceptable terms and conditions, which are suitable for the Company's markets. There can be no assurance, however, that Program Suppliers will continue to distribute through the PPT System, continue to have available for distribution Cassettes which the Company can distribute on a profitable basis, or continue to remain in business. In addition, some of the Company's agreements with Program Suppliers may be terminated upon a relatively short notice, and any such termination or other discontinuation of its supply of Cassettes, including with respect to either of its Major Suppliers, could have a material adverse effect on the revenues of the Company. Even if Cassettes are otherwise available from Program Suppliers to the Company, there can be no assurance that they will be made available on terms acceptable to the Company.

   Certain Program Suppliers have requested financial or performance commitments from the Company, including advances, letters of credit or guarantees as a condition to obtaining certain titles. In certain cases, the Company has provided such commitments to induce Program Suppliers to begin participation in the PPT System and to demonstrate its financial benefits. The Company determines whether to provide such commitments on a case-by-case basis, depending upon the Program Supplier's success with such titles prior to home video distribution and the Company's assessment of expected success in home rental distribution. This practice could result in losses which may be material.

   Turnover of Retailers; Compliance with PPT System Policies; Retailer Financing Program. The video retail market is subject to a significant turnover of Retailers each year due to such factors as business failure, consolidation or acquisition. In addition, Retailers who remain in business may experience adverse operating results which would affect their ability to make payments to the Company. There can be no assurance that changes adverse to Retailers may not occur which might have a material adverse effect on the Company's operations.

   Moreover, certain Retailers in the past have failed to follow the Company's policies for handling Cassettes, rental transactions and reporting. Although the Company has compliance standards, audit procedures and computerized transaction monitoring which can lead to the expulsion of a non-complying participating Retailer from the PPT System, there can be no assurance that such procedures will adequately guard against abuses of the Company's policies. The inability to adequately prevent such abuses could have a material adverse effect on the Company's operations.

   The Company has established a retailer financing program whereby the Company will provide financing on a selective basis to certain Retailers which the Company believes demonstrate prospects for substantial growth in the industry. In connection with these financings, the Company typically makes a loan and/or equity investment in the Retailer. Each loan or investment generally ranges from $100,000 to $2.0 million. As part of such financing, the Retailer typically agrees to cause all of its current and future retail locations to participate in the PPT System for a designated period of time. The Board of Directors has authorized up to $14 million to be used in connection with the Company's retailer financing program, and as of September 30, 1995, the Company had loaned or invested approximately $7.5 million and had made oral or written commitments for substantially the rest of the authorized amount. These financings are speculative in nature and involve a high degree of risk, and no assurance can be given that the Company will earn a satisfactory return, if any, from such investments. As of September 30, 1995, the Company had reserved approximately $2.4 million, or 33% of the total amount the Company had made in loans and investments under its retailer financing program. In this regard, the Company's acquisition of its initial interest in E-1 resulted from an investment made pursuant to its retailer financing program.

   Seasonality of the Home Video Industry. Program Suppliers tend to introduce hit titles during two periods of the year, the early summer and the Christmas holiday season. Since the release to home video usually follows the theatrical release by approximately six months (though significant variations do occur with respect to certain titles), the seasonal peaks for home video also generally occur during the early summer and the Christmas holiday season. The Company believes that its volume of rental transactions reflects, in part, this seasonal pattern, although growth in the numbers of Program Suppliers, titles available to the Company and participating Retailers may tend to obscure any seasonal effect. The Company believes that such seasonal variations may be reflected in future quarterly patterns of its revenues and earnings.

   Competition in the Video Distribution Industry. The home video industry is highly competitive. The Company has one direct competitor presently distributing cassettes on a basis similar to the PPT System, SuperComm, Inc., a wholly-owned subsidiary of the Walt Disney Company, which has thus far concentrated its efforts primarily in the supermarket industry. In addition, the Company faces substantial competition from conventional distributors. Many of the Company's competitors, including SuperComm, Inc., have existing distribution networks, long-standing relationships with Program Suppliers and Retailers, and/or significantly greater financial resources than the Company.

   Competition from Alternative Delivery Technologies. In addition to the direct competition described above, the Company faces indirect competition from alternative delivery technologies which are intended to provide video entertainment directly to the consumer. These technologies include: (1) direct broadcast satellite transmission systems, which broadcast movies in digital form direct from satellites to small antennas in the home; (2) cable systems which may transmit digital format movies to the home over cable systems employing fiber optic technology; and (3) pay cable television systems which may employ digital data compression techniques to increase the number of channels available and hence the number of movies which can be transmitted. Another source of indirect competition comes from Program Suppliers releasing titles intended for "sell-through" rather than rental to consumers at approximately $10 to $30. To date, such "sell-through" pricing has generally been limited to certain newly released hit titles with wide general family appeal. As the Company's business is dependent upon the existence of a home video rental market, a substantial shift in the video business to alternative technologies or "sell-through" policies could have a material adverse effect on the Company's operations.

   Dependence on Computerization. The success of the PPT System depends, among other things, on the ability of the Company to track each rental or sale of Cassettes which are in the PPT System. The Company continues to expand and refine its computer system. There can be no assurance that the Company will not experience future problems with computer software or hardware, and such problems could have a material adverse effect on the Company's operations.

   Retail Video Business

   Expansion Strategy; Lack of Profitability. Both E-1, and, to a lesser extent, the Company, are following aggressive expansion and growth strategies for opening additional "store within a store" outlets in Wal-Mart and K-Mart stores in 1996. Substantial capital outlays are required to open each new store. The Company does not anticipate that its and E-1's current credit facilities will be sufficient to fund all of the planned expansion, and as a result the Company and E-1 may have to obtain other debt or equity financing or expand less aggressively. There can be no assurance that either the Company or E-1 will be able to obtain any such additional financing on reasonable terms. In addition, management resources will be required to expand these operations. There can be no assurance that the Company and E-1 will be able to attract and retain a sufficient number of skilled store managers to implement this growth strategy. Furthermore, neither E-1 nor the former Supercenter business has operated at a profit, and there can be no assurance that either E-1 or the Company will be able to meet the demands of a growth strategy and operate at a profit at any time in the foreseeable future.

   Dependence on Wal-Mart and K-Mart. The Company has entered into master leases with Wal-Mart and K-Mart, respectively, for its stores, and E-1 has entered into a similar master lease with Wal-Mart. The master leases provide for an initial five-year term for each new store, with an additional five-year optional renewal term. Either party to the Wal-Mart lease can elect to close stores which fail to generate a minimum level of revenues, and any such closure at the request of the Company or E-1, as the case may be, would require such party to pay Wal-Mart a termination fee (equal to $3,000) for each store closed. Neither the Company nor E-1 has any exclusive right to open stores or any control over the geographic area or market in which the new stores will be located. The master leases also allow Wal-Mart or K-Mart, under certain conditions, to restrict the ability of the Company and E-1 to sell videocassette titles which are being sold in particular Wal-Mart or K-Mart stores, respectively.

   Both the Company and E-1 are highly dependent on their relationships with their host stores. There can be no assurance that Wal-Mart or K-Mart will open additional stores in locations which are commercially viable for retail video operations, or that the number of future stores opened by Wal-Mart or K-Mart will meet the Company or E-1's current expansion plans. Either host store could change its development or operation plans at any time, and there can be no assurance that either the Company or E-1 will be able to operate stores within either the Wal-Mart or K-Mart stores for any period of time following the terms provided in the master leases. Furthermore, if either Wal-Mart or K-Mart terminates its relationship with the Company or E-1, there can be no assurance that the Company or E-1 could find a suitable national retail mass merchant with sufficient stores to support their "store within a store" retail concept.

   Geographic Diversity; Efficiencies of Operations. The Company and E-1 operate "store within a store" outlets in 21 different states. The geographic diversity of these states poses special challenges with respect to store management, inventory controls and communications. The opening of additional stores in new states or regions could lead to redundancies and inefficiencies in operations.

   Competition. The video rental industry is highly competitive, with numerous national, regional and local video operators. Competitors such as Blockbuster Video have substantially greater financial resources and marketing capabilities. Because a majority of the Wal-Mart and K-Mart stores in which the Company and E-1 operate retail video outlets are located in rural areas, the video operations also face competition from supermarket rental operations, one of the fastest growing segments of the video rental market. In addition, the Company and E-1 compete with a number of other leisure and retail entertainment providers, including television, movie theaters, bowling alleys and sporting events.

   Alternative Delivery Technologies. Both the Company's and E-1's retail video operations are subject to the same competition from alternative delivery technologies for home video entertainment as the PPT System. See the Risk Factor "Alternative Delivery Technologies" under PPT Business for further information.

   Quarterly Fluctuations. Future operating results may be affected by the number and timing of store openings, the quality of new release titles available for rental and sale, weather and other special and unusual events. Spending on entertainment items such as video rentals and purchases is discretionary and may be particularly susceptible to regional and national economic conditions. In addition, any concentration of new store openings and related new store pre-opening costs near the end of a fiscal quarter could have an adverse effect on the financial results for that quarter. Operating results for the Company's and E-1's retail video operations may also be affected by seasonal fluctuations in the release of home video titles. See the Risk Factor "Seasonality of the Home Video Industry" under PPT Business for further information.

   Integration of Retail Video Operations into Rentrak. Through its acquisition of the Supercenter operations and a controlling interest in E-1, the Company has significantly increased the overall level and scope of its business operations. The expansion in the scope of the Company's operations has resulted in a need for a significant investment in infrastructure and systems. The challenges of the Company's expansion are expected to be magnified with the opening of additional outlets. These challenges include, without limitation, securing adequate financial resources to successfully integrate and manage the operation, retention of key employees, integration of the outlets into the PPT Program and consolidation of certain operations, each of which could pose significant challenges. The Company's or E-1's inability to meet these challenges could adversely affect their ability to expand or attain profitability for the retail video operations.

   Sports Apparel Business

   Competition. The Company's sports apparel business faces intense competition for customers and for suitable store locations from a variety of retailers. TPI and Team Spirit compete with traditional and specialty retailers (regional chains, specialty stores, local operators and mail order companies), mass merchandisers (discount stores and department stores) and large format retailers (warehouse and superstore operators). Some of these competitors have substantially greater resources than the Company.

   Seasonality. The sports apparel businesses is heavily dependent upon the Christmas holiday selling season. It is estimated that approximately between 30% to 40% of the Company's revenues from its sports apparel business and substantially all of its profits are generated during that time period. Any substantial decrease in sales for such period could have a material adverse effect on the profitability of the Company's sports apparel business. Although the Company does not yet have complete information regarding the results of the 1995 Christmas holiday selling season, the Company currently expects that sales at retail sports apparel stores owned or franchised by the Company may be lower than sales during such season in recent years.

   Economic Conditions. The retail sports apparel industry is dependent upon the economic environment and the level of consumer spending. Spending on items sold in the Company's sports apparel business is discretionary and may be particularly susceptible to regional and national economic conditions. There can be no assurance that a prolonged economic recession would not have a material adverse effect on the Company's sports apparel business.

   Dependence on Key Personnel

   The Company's future success depends on the continued contributions of Ron Berger, the Company's founder and Chief Executive Officer. The loss of Mr. Berger's services could have a material adverse effect on the Company's operations. There can be no assurance that the Company could find a suitable replacement in a timely manner. The Company maintains a $5.0 million "key man" life insurance policy on Mr. Berger and has entered into an employment agreement with Mr. Berger that expires on May 31, 1999.

   SELLING SHAREHOLDERS

   The following table identifies each of the Selling Shareholders and provides certain information with respect to the Shares beneficially held and to be offered under this Prospectus from time to time by each Selling Shareholder.

                                        Number of
   Name                                Shares Held

   Jack Silverman                600,000
   James Robert Silverman         50,000
   Linda Ann Carlquist            50,000
   Robert Joel Silverman          50,000
   Steven Charles Silverman       50,000
   David A. Silverman             50,000
   Rita A. Brown                  26,000
   Paul Gerson                     1,000
   Harold W. Heyer, Jr.            1,000


   All of the Shares offered hereby are to be sold on behalf of the Selling Shareholders, and the Company will not receive any proceeds from the sale of the Shares. Because the Selling Shareholders may sell all or part of their Shares pursuant to this Prospectus, and this Offering is not being underwritten, no estimate can be given as to the number of and percentage of Shares that will be held by the Selling Shareholders upon termination of this Offering. If all the Shares listed below are sold, the Selling Shareholders will not hold any outstanding shares of the Company's Common Stock issued in connection with the Acquisition (as defined below) upon termination of this Offering.

   The Selling Shareholders received the Shares in connection with the Company's acquisition of certain assets of Supercenter in August 1995 (the "Acquisition"). Jack Silverman, one of the Selling Shareholders, is the sole shareholder of Supercenter. In connection with such acquisition, the Company agreed to file this Registration Statement with the Commission covering the Shares offered hereby and to indemnify each such Selling Shareholder against claims made against them arising out of, among other things, statements or omissions made in this Registration Statement, including this Prospectus. Except for the Supercenter Agreement and the transactions contemplated thereby, the Company is unaware of any material relationship between any of such respective Selling Shareholders and the Company or its affiliates in the past three years.

   PLAN OF DISTRIBUTION

   The Shares may be sold from time to time by the Selling Shareholders directly or through brokers, agents or dealers who may receive compensation in the form of commissions. The Shares may be sold in the over-the-counter market on the Nasdaq National Market, through negotiated transactions or otherwise, or in private transactions, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at prices otherwise negotiated. Any such brokers, agents or dealers who effect a sale of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act.

   The Company has advised each Selling Shareholder that he or she and any such brokers, dealers or agents who effect a sale of the Shares are subject to the prospectus delivery requirements under the Securities Act. The Company also has advised each Selling Shareholder that in the event of a "distribution" of his Shares, such Selling Shareholder and any broker, dealer or agent who participates in such distribution may be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Rule 10b-6.

   The Company will pay substantially all of the expenses incident to the registration of the Shares, estimated to be approximately $70,000.00, as generally required pursuant to the agreements referred to elsewhere herein setting forth the Company's obligations to register the respective Shares owned by the Selling Shareholders. In addition, under such agreements, the Selling Shareholders will generally be indemnified by the Company against certain liabilities, including liabilities under the Securities Act.

   The Company's Common Stock is traded over-the-counter on the Nasdaq National Market. The last reported sale of the Company's Common Stock as of a recent date is set forth on the cover page of this Prospectus. Prospective purchasers should obtain current information regarding the trading price of the Common Stock.


   LEGAL MATTERS

   The legality of the Shares offered hereby is being passed upon for the Company by Garvey, Schubert & Barer, Portland, Oregon.


   EXPERTS

   The consolidated financial statements and schedule included in the Company's 1995 Annual Report on Form 10-K for the year ended March 31, 1995 and the financial statements of Supercenter Entertainment Corporation as of December 31, 1994 and 1993 and for the years then ended included in the Company's Form 8-K dated August 31, 1995, which are incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.


                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


   Item 14.  Other Expenses of Issuance and Distribution.

   The expenses relating to the registration of the Shares will be borne by the Company. Such expenses are estimated to be as follows:

   SEC Registration Fee                 $    934
   Accountant's fees*                     15,000
   Legal fees*                            50,000
   Miscellaneous/Blue Sky*                 4,066

   Total                                $ 70,000


   * Estimated

   Item 15.  Indemnification of Directors and Officers.

   Article VIII, Section 2 of the Company's amended and restated articles of incorporation ("Article VIII") and Article X of the Company's restated bylaws ("Article X") require the Company to indemnify officers, directors and employees to the fullest extent authorized by the Oregon Business Corporation Act ("the Act"). The effect of these provisions is summarized below but the description is qualified in its entirety by reference to the Act, Article VIII and Article X.

   Indemnification is granted in respect to any action, suit or proceeding (other than an action by or in the right of the corporation) against all expense, liability and loss reasonably incurred (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement), if the indemnitee's conduct was in good faith, the indemnitee reasonably believed that his conduct was in the best interests of the Company, or at least not opposed to its best interests, and, with respect to any criminal proceeding, the indemnitee had no reasonable cause to believe his conduct was unlawful. Indemnification is not permitted in connection with a proceeding in which a person is adjudged liable on the basis that personal benefit was improperly received, unless indemnification is permitted by a court upon a finding that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

   In addition, indemnification is granted in respect to any proceeding by or in the right of the Company against the expenses (including attorneys' fees) actually and reasonably incurred if the person acted in good faith and a manner reasonably believed to be in, or not opposed to, the best interests of the Company. No right of indemnity is granted if the person is adjudged liable to the Company, unless permitted by the court.

   Termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent is not, of itself, determinative that the person did not meet the standard of conduct described above. If wholly successful on the merits of a proceeding, a person is entitled to indemnity as a matter of right. Because the limits of indemnity under Oregon law are not clearly defined, Article VIII and
   Article X may provide indemnity broader than that described above.

   Article VIII and Article X provide that the right of indemnification is a contract right and include the right to be paid by the Company the expenses incurred in defending a proceeding in advance of its final disposition; provided that, if required by Oregon law, the person seeking advances provides to the Company an undertaking to repay advanced amounts if it is determined by a final adjudication that the recipient is not entitled to indemnity. Any person claiming indemnity is explicitly authorized to sue the Company for payment and the Company will have the burden of proving the claimant failed to meet the standards of conduct making indemnity permissible. If the person claiming indemnity is successful in whole or in part in such a suit (or in a suit brought by the Company to recover an advancement of expenses), the person claiming indemnity shall also be entitled to be paid the expense of prosecuting (or defending) the suit.

   Article VIII and Article X also provide that the Company may maintain insurance to protect itself and its directors, officers, employees or agents against any expense, liability or loss whether or not the Company has the power to indemnify such person against such expense, liability or loss under Oregon law. The Company currently has liability insurance to indemnify its directors and officers against expense, liability or loss arising from claims by reason of their acts or omissions as officers and directors.

   The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any agreements, statute, vote of shareholders, action of directors or otherwise.

   Item 16.  List of Exhibits.

   Exhibit Number           Description

   2 Asset Purchase Agreement, dated as of August 25, 1995, among Rentrak Corporation, Supercenter Entertainment Corporation and Jack Silverman, and the principal exhibits thereto (the "Asset Purchase Agreement"). (1)

   3.1 Amended and Restated Articles of Incorporation of the Company and amendments thereto. (2)

   3.2                      By-laws of the Company.(3)

   5                        Opinion re:  legality.

   23.1 Consent of Attorneys (incorporated in Exhibit 5 hereof).

   23.2                     Consent of Arthur Andersen LLP.

   24                       Power of Attorney (included on Page II-4 hereof).


   (1) Filed as an exhibit to the Company's Current Report on Form 8-K dated August 25, 1995 (filed September 1, 1995), and incorporated by reference herein.

   (2) Filed as Exhibit 3.1 to the Company's Registration Statement on Form S-3 filed on November 21, 1994, and incorporated by reference herein.

   (3) Filed as Exhibit 10.8 to the Company's 1991 Annual Report on Form 10-K filed on May 6, 1991, and incorporated by reference herein.


   Item 17.  Undertakings.

   (a)  The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously discussed in the registration statement or any material change to such information in the registration statement.

                     Provided, however, that paragraphs (a)(1)(i) and
   (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by registrant pursuant to Sections 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration, by means of a post-effective amendment, any of the securities being registered which remain unsold at the termination of the offering.
   (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (h) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon on December 29, 1995.

   Registrant:  Rentrak Corporation

   By  /s/ Ron Berger
       Ron Berger,
       Chairman of the Board, Chief
       Executive Officer and President

   POWER OF ATTORNEY TO SIGN AMENDMENTS

   KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Ron Berger and F. Kim Cox, and each of them, with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement on Form S-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

            Signature                           Title                           Date

        /s/ Ron Berger         Chairman of the Board, Chief Executive    December 29, 1995
                               Officer and President
        Ron Berger             (Principal Executive Officer)

        /s/ F. Kim Cox         Executive Vice President-Finance and      December 29, 1995
                               Chief Financial Officer
        F. Kim Cox             (Principal Financial Officer)

        /s/ Karl Wetzel        Chief Accounting Officer                  December 29, 1995

        Karl Wetzel

        /s/ James P. Jimirro   Director                                  December 29, 1995

        James P. Jimirro

        /s/ Muneaki Masuda     Director                                  December 29, 1995

        Muneaki Masuda

        /s/ Peter Dal Bianco   Director                                  December 29, 1995

        Peter Dal Bianco

        /s/ Bill LeVine        Director                                  December 29, 1995

        Bill LeVine

        /s/ Stephen Roberts    Director                                  December 29, 1995

        Stephen Roberts

   EXHIBIT INDEX
   Exhibit Number           Description

   2 Asset Purchase Agreement, dated as of August 25, 1995, among Rentrak Corporation, Supercenter Entertainment Corporation and Jack Silverman, and the principal exhibits thereto (the "Asset Purchase Agreement"). (1)

   3.1 Amended and Restated Articles of Incorporation of the Company and amendments thereto. (2)

   3.2                      By-laws of the Company.(3)

   5                        Opinion re:  legality.

   23.1 Consent of Attorneys (incorporated in Exhibit 5 hereof).

   23.2                     Consent of Arthur Andersen LLP.

   24                       Power of Attorney (included on Page II-4 hereof).

   (1) Filed as an exhibit to the Company's Current Report on Form 8-K dated August 25, 1995 (filed September 1, 1995), and incorporated by reference herein.

   (2) Filed as Exhibit 3.1 to the Company's Registration Statement on Form S-3 filed on November 21, 1994, and incorporated by reference herein.

   (3) Filed as Exhibit 10.8 to the Company's 1991 Annual Report on Form 10-K filed on May 6, 1991, and incorporated by reference herein.